# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cogent Biosciences, Inc., CIK 0001622229
CUSIP: 19240Q201
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,356,918; sole dispositive power 0; shared dispositive power 15,356,918; aggregate amount beneficially owned 15,356,918 (8.6% of the class)
  Comment: The securities beneficially owned consist of (a) 5,503,418 shares of common stock, $0.001 par value ("Common Stock"), and (b) 9,853,500 shares of Common Stock issuable upon conversion of 39,414 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") directly held by Fairmount Healthcare Fund II L.P. ("Fund II").
  
  Row 13 is based on 179,162,320 shares of Common Stock outstanding as of March 31, 2026, consisting of (i) 162,308,820 shares of Common Stock outstanding as of February 17, 2026, as reported in the Company's most recent Annual Report on Form 10-K, (ii) 7,000,000 shares of Common Stock issued upon the conversion of 28,000 shares of Series A Preferred Stock held by Fund II on March 31, 2026 and (ii) 9,853,500 shares of Common Stock underlying the 39,414 shares of Series A Preferred Stock owned by Fund II.
- Fairmount Healthcare Fund II GP LLC (CIK 0001830382): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,356,918; sole dispositive power 0; shared dispositive power 15,356,918; aggregate amount beneficially owned 15,356,918 (8.6% of the class)
  Comment: The securities beneficially owned consist of (a) 5,503,418 shares of Common Stock, and (b) 9,853,500 shares of Common Stock issuable upon conversion of 39,414 shares of Series A Convertible Preferred Stock directly held by Fund II.
  
  Row 13 is based on 179,162,320 shares of Common Stock outstanding as of March 31, 2026, consisting of (i) 162,308,820 shares of Common Stock outstanding as of February 17, 2026, as reported in the Company's most recent Annual Report on Form 10-K, (ii) 7,000,000 shares of Common Stock issued upon the conversion of 28,000 shares of Series A Preferred Stock held by Fund II on March 31, 2026 and (ii) 9,853,500 shares of Common Stock underlying the 39,414 shares of Series A Preferred Stock owned by Fund II.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Cogent Biosciences, Inc.
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 10 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 6, 2020, Amendment No. 1 filed on June 21, 2022, Amendment No. 2 filed on June 13, 2023, Amendment No. 3 filed on February 16, 2024, Amendment No. 4 filed on March 27, 2024, Amendment No. 5 filed on April 1, 2024, Amendment No. 6 filed on June 13, 2024, Amendment No. 7 filed on July 14, 2025, Amendment No. 8 filed on November 17, 2025 and Amendment No. 9 filed on January 22, 2026 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of Cogent Biosciences, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 10 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 31, 2026, Fund II delivered to the Company a notice of conversion pursuant to Section 6.4 of the Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the "Certificate of Designations") to convert 28,000 shares of Series A Preferred Stock into 7,000,000 shares of Common Stock, in accordance with the terms of the Certificate of Designations. The conversion was effected for no cash consideration pursuant to the Certificate of Designations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 10 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 10 is incorporated by reference herein.

In aggregate, the Reporting Persons have voting and dispositive power over 15,356,918 shares of Common Stock, which is comprised of (a) 5,503,418 shares of Common Stock and (b) 9,853,500 shares of Common Stock currently issuable upon conversion of 39,414 shares of Series A Preferred Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented as follows:

On March 31, 2026, Fund II sold in a block trade a total of 7,000,000 shares of Common Stock at a price of $34.66 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on November 17, 2025)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (03/31/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (03/31/2026)
- Fairmount Healthcare Fund II GP LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (03/31/2026)
- Fairmount Healthcare Fund II GP LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (03/31/2026)